Filed by Select Income REIT

Commission File No. 001-35442

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Select Income REIT

Commission File No. 001-35442

Commission File No. for
Registration Statement on
Form S-4: 333-227616

Date: October 3, 2018

On October 3, 2018, Government Properties Income Trust (“GOV”) and Select Income REIT (“SIR”) made available the following presentation to potential purchasers of common shares of beneficial interest, par value $.01 per share, of SIR in connection with the public offering by GOV for the sale of its SIR common shares.

Government Properties Income Trust & Select Income REIT Agree to Merge to Form Office Properties Income Trust Offering of GOV Owned SIR Common Shares October 3, 2018

THIS PRESENTATION CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER GOVERNMENT PROPERTIES INCOME TRUST (NASDAQ: GOV), OR GOV, AND SELECT INCOME REIT (NASDAQ: SIR), OR SIR, USE WORDS SUCH AS “BELIEVE,” “EXPECT,” “ANTICIPATE,” “INTEND,” “PLAN,” “ESTIMATE,” “WILL,” “MAY” AND NEGATIVES OR DERIVATIVES OF THESE OR SIMILAR EXPRESSIONS, THEY ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON GOV’S AND SIR’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY GOV’S AND SIR’S FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FOR EXAMPLE: THE CLOSING OF SIR’S MERGER WITH GOV IS SUBJECT TO THE SATISFACTION OR WAIVER OF CONDITIONS, INCLUDING THE RECEIPT OF REQUISITE APPROVALS BY SIR’S AND GOV’S SHAREHOLDERS AND THE COMPLETION OF GOV’S SALE OF ITS SIR COMMON SHARES AND SIR’S DISTRIBUTION OF ITS ILPT COMMON SHARES. GOV AND SIR CANNOT BE SURE THAT ANY OR ALL OF SUCH CONDITIONS WILL BE SATISFIED OR WAIVED. ACCORDINGLY, THE MERGER MAY NOT CLOSE BY DECEMBER 31, 2018 OR AT ALL, OR THE TERMS OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT MAY CHANGE. THE MERGER WILL REQUIRE APPROVAL OF SIR’S SHAREHOLDERS AND THE ISSUANCE OF GOV COMMON SHARES IN THE MERGER WILL REQUIRE APPROVAL OF THE GOV SHAREHOLDERS. SUCH APPROVALS WILL BE SOLICITED BY A JOINT PROXY STATEMENT/PROSPECTUS INCLUDED AS PART OF THE REGISTRATION STATEMENT ON FORM S-4 FILED BY GOV WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, ON SEPTEMBER 28, 2018. THE REGISTRATION STATEMENT ON FORM S-4 MUST BE REVIEWED AND DECLARED EFFECTIVE BY THE SEC BEFORE THE JOINT PROXY STATEMENT/PROSPECTUS CAN BE MAILED TO SIR’S SHAREHOLDERS AND GOV'S SHAREHOLDERS. THE AMOUNT OF TIME IT TAKES FOR THE SEC TO REVIEW AND DECLARE THE REGISTRATION STATEMENT EFFECTIVE IS BEYOND SIR’S AND GOV'S CONTROL. ACCORDINGLY, SIR AND GOV CANNOT BE SURE THAT THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT WILL BE CONSUMMATED WITHIN A SPECIFIED TIME PERIOD OR AT ALL OR THAT THE TERMS OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT WILL NOT CHANGE. GOV OWNS A SIGNIFICANT NUMBER OF SIR COMMON SHARES AND ITS ABILITY TO COMPLETE THE OFFERING OF THOSE SHARES IS SUBJECT TO MARKET CONDITIONS AND OTHER FACTORS, SOME OF WHICH ARE BEYOND GOV'S AND SIR’S CONTROL. AS A RESULT, THE OFFERING OF THOSE SHARES MAY BE DELAYED OR MAY NOT BE COMPLETED. SIR EXPECTS TO DISTRIBUTE ALL OF ITS ILPT COMMON SHARES TO SIR’S SHAREHOLDERS PRIOR TO THE CONSUMMATION OF THE MERGER. THIS DISTRIBUTION IS SUBJECT TO THE SATISFACTION OF SPECIFIED CONDITIONS, INCLUDING AMONG OTHER THINGS, OBTAINING THE REQUISITE SHAREHOLDER APPROVALS WITH RESPECT TO THE MERGER. GOV AND SIR CANNOT BE SURE WHEN OR IF THOSE CONDITIONS WILL BE SATISFIED OR THAT THE DISTRIBUTION BY SIR OF ITS ILPT COMMON SHARES WILL OCCUR. COMPLETION OF SIR’S DISTRIBUTION OF ITS ILPT COMMON SHARES IS NOT CONDITIONED UPON CONSUMMATION OF THE MERGER. AS A RESULT, THERE IS A RISK THAT SUCH DISTRIBUTION WILL BE COMPLETED AND THE MERGER WILL NOT BE CONSUMMATED, LEAVING SIR A SIGNIFICANTLY SMALLER COMPANY THAT WILL NO LONGER BENEFIT FROM ILPT'S INCOME OR RECEIVE DISTRIBUTIONS FROM ILPT. DISCLAIMERS 2 WARNING CONCERNING FORWARD LOOKING STATEMENTS

DISCLAIMERS 3 WARNING CONCERNING FORWARD LOOKING STATEMENTS GOV’S AND SIR’S EXPECTATIONS FOR OPI AFTER THE EFFECTIVENESS OF THE MERGER, INCLUDING THAT GOV WILL EFFECT A REVERSE STOCK SPLIT OF OPI’S COMMON SHARES, ARE CONTINGENT UPON THE CONSUMMATION OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND MAY NOT OCCUR. FOLLOWING THE DISTRIBUTION BY SIR OF ITS ILPT COMMON SHARES AND COMPLETION OF THE MERGER, OPI’S ANNUAL DISTRIBUTION RATE IS EXPECTED TO RANGE BETWEEN $0.50 AND $0.60 PER COMMON SHARE (BEFORE GIVING EFFECT TO THE ONE-FOR-FOUR REVERSE STOCK SPLIT). THERE IS NO ASSURANCE THAT OPI WILL PAY OR MAINTAIN THAT, OR ANY OTHER, LEVEL OF DISTRIBUTION. OPI IS EXPECTED TO SELL UP TO $750 MILLION OF ASSETS TO REDUCE ITS LEVERAGE TO STATED TARGETS. HOWEVER, OPI MAY NOT BE ABLE TO SUCCESSFULLY SELL ASSETS IN THE FUTURE. ALSO, OPI MAY SELL ASSETS AT PRICES THAT ARE LESS THAN THEIR CARRYING VALUES AND OPI MAY INCUR FUTURE LOSSES. OPI MAY SELL THE COMMON SHARES OF THE RMR GROUP INC. (NASDAQ: RMR), OR RMR, THAT OPI WILL OWN FOLLOWING THE MERGER. THE COMPLETION OF ANY SALE OF OPI’S RMR COMMON SHARES WILL BE SUBJECT TO VARIOUS CONDITIONS AND CONTINGENCIES. IF THESE CONDITIONS ARE NOT SATISFIED OR THE SPECIFIED CONTINGENCIES DO NOT OCCUR, ANY SALE BY OPI OF ITS RMR COMMON SHARES MAY BE DELAYED OR MAY NOT BE COMPLETED. GOV AND SIR EXPECT TO REALIZE A NUMBER OF BENEFITS FROM THE MERGER, THE SALE BY GOV OF ITS SIR COMMON SHARES, THE DISTRIBUTION BY SIR OF ITS ILPT COMMON SHARES AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE ELIMINATION OF THE CROSS OWNERSHIP OF GOV, SIR AND ILPT, BETTER LADDERED LEASE EXPIRATIONS, INCREASED SCALE, ENHANCED DIVERSIFICATION AND ILPT’S INCREASED PUBLIC FLOAT. THESE STATEMENTS ARE CONTINGENT UPON THE CONSUMMATION OF THE MERGER, THE SALE BY GOV OF ITS SIR COMMON SHARES, THE DISTRIBUTION BY SIR OF ITS ILPT SHARES AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND MAY NOT OCCUR. FURTHER, EVEN IF THESE TRANSACTIONS OCCUR, THE EXPECTED BENEFITS MAY NOT MATERIALIZE. THIS PRESENTATION CONTAINS CERTAIN ADJUSTED FINANCIAL INFORMATION, INCLUDING CERTAIN ASSUMPTIONS REGARDING THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THE ADJUSTED FINANCIAL INFORMATION IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND IS NOT NECESSARILY INDICATIVE OF OPI’S EXPECTED FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE PERIOD. THE INFORMATION CONTAINED IN GOV’S AND SIR’S FILINGS WITH THE SEC, INCLUDING UNDER THE CAPTION “RISK FACTORS” IN GOV’S AND SIR’S PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM GOV’S AND SIR’S FORWARD LOOKING STATEMENTS. GOV’S AND SIR’S FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON GOV’S OR SIR’S FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, GOV AND SIR DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

DISCLAIMERS 4 GOV, its trustees and certain of its executive officers, SIR, its trustees and certain of its executive officers, and The RMR Group LLC, GOV and SIR’s manager, and its parent and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from GOV’s shareholders in respect of the approval of the issuance of GOV common shares in the merger and from SIR’s shareholders in respect of the approval of the merger and the other transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of GOV and SIR shareholders in connection with the merger and the other transactions contemplated by the merger agreement are set forth in the joint proxy statement/prospectus for the merger and the other relevant documents filed and to be filed with the SEC. You can find information about GOV’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from GOV or SIR, as applicable, using the sources indicated above. PARTICIPANTS IN THE SOLICITATION RELATING TO THE MERGER AND OTHER TRANSACTIONS THIRD PARTY INFORMATION This presentation may contain or refer to third party reports and other information relating to GOV, SIR, RMR or other persons. The author and source of any third party information and the date of its publication are clearly and prominently identified. None of GOV, SIR or RMR has communicated with the providers of this information in this presentation. None of GOV, SIR or RMR has assisted in the preparation of the third party information, guarantee the accuracy, completeness or availability of the third party information or explicitly or implicitly endorse or approve such information. The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from: Citigroup, c/o Broadridge Financial Solutions,1155 Long Island Avenue, Edgewood, NY 11717, or by calling (800) 831-9146; BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001, Attn: Prospectus Department or by email at dg.prospectus_requests@baml.com; or Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014. In connection with the merger and other transactions discussed in this presentation, GOV filed with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the merger and other transactions with respect to both GOV and SIR. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS. After the registration statement for the merger has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the GOV and SIR shareholders. Investors will be able to obtain a free copy of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of GOV’s filings with the SEC from GOV’s website at www.govreit.com and free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com. ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

OFFERING DETAILS 5 Issuer: Select Income REIT Nasdaq symbol: SIR Offering: 24,918,421 SIR Common Shares Dividend yield: 9.6%(1) Use of proceeds: SIR will receive no proceeds from the offering. Expected pricing: October 3, 2018 Joint bookrunning managers: Citigroup, BofA Merrill Lynch and Morgan Stanley Joint lead managers: RBC Capital Markets and Wells Fargo Securities Based on SIR’s closing price of $21.19 on October 2, 2018 and SIR’s annualized dividend of $2.04 per common share. Upon closing of the merger, the combined company’s annual dividend is expected to range between $0.50 and $0.60 per common share (before giving effect to the one-for-four reverse stock split expected to be completed following the merger).

DEAL SUMMARY As of June 30, 2018, excluding ILPT and adjusted for the sale of SIR common shares owned by GOV and for 51 buildings containing 3.8 million square feet that were sold subsequent to the end of the second quarter or are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $450.3 million. See Appendix for property disposition detail. Amounts have not been adjusted for the up to $750 million of property sales to occur post merger to achieve OPI’s leverage targets. As of June 30, 2018. Includes: a) investment grade rated tenants; b) tenants with an investment grade rated parent entity that guarantees lease obligations; and/or c) tenants with an investment grade rated parent entity that does not guaranty the tenant’s lease obligations. As of June 30, 2018, tenants contributing 60.1% of our annualized rental income were investment grade rated (or their payment obligations to us were guaranteed by an investment grade rated parent) and tenants contributing an additional 5.7% of our annualized rental income were subsidiaries of an investment grade rated parent (although these parent entities are not liable for our rents). 6 Government Properties Income Trust (Nasdaq: GOV) and Select Income REIT (Nasdaq: SIR) have entered a definitive merger agreement to create a leading office REIT focused on owning, operating and leasing buildings primarily leased to single tenants and high credit quality tenants like government entities. The surviving company in the merger will be GOV and it will change its name to Office Properties Income Trust (Nasdaq: OPI) upon closing the merger. OPI will continue to be managed by the operating subsidiary of The RMR Group Inc. (Nasdaq: RMR). OPI will own, on an adjusted1 basis, 213 buildings containing 30.2 million square feet in 38 states and the District of Columbia, with undepreciated gross assets of $5.9 billion, 92% leased and a weighted average remaining lease term by revenue of 6.1 years. In addition, approximately 66% of OPI’s annualized rent will be paid by tenants that are investment grade rated 2. The creation of OPI will eliminate the cross ownership between GOV, SIR and Industrial Logistics Properties Trust (Nasdaq: ILPT), which we believe is a key benefit of the merger. Office Properties Income Trust OVERVIEW

DEAL SUMMARY The merger will be a stock for stock exchange whereby SIR shareholders will receive 1.04 shares of GOV for each common share of SIR based on a fixed exchange ratio. Today GOV owns 24.9 million common shares, or 27.8%, of SIR’s outstanding common shares. Additionally, SIR owns 45 million common shares, or 69.2%, of ILPT, a REIT focused on owning warehouse distribution and e-commerce fulfillment centers throughout the United States. The following transactions will take place prior to the close of the merger: GOV will sell all of its common shares of SIR. GOV will retain the ability to vote these shares for the merger because the sale of SIR shares will occur after the record date for the merger. SIR will distribute all of its common shares of ILPT to SIR shareholders as a special dividend. The ILPT share distribution is contingent upon shareholder approvals to the merger. SIR shareholders will receive approximately 0.503 shares of ILPT for every one share owned in SIR as of the to be determined record date for the special dividend. SIR shares sold by GOV will be fully eligible to receive SIR’s special dividend of its common shares of ILPT. Based on closing prices on October 2, 2018, SIR shareholders will receive $11.491 per share from the ILPT distribution and $11.192 per share in GOV for a total of $22.68. For the applicable merger-related proposals to be approved, SIR requires the affirmative vote of a majority of shares outstanding and GOV requires the affirmative vote of a majority of the votes cast. GOV and SIR shareholders will own approximately 52% and 48% of OPI, respectively. GOV and SIR expect that post-merger OPI will pay an annual per share dividend ranging between $0.50 and $0.60 (before giving effect to the one-for-four reverse stock split expected to be completed following the merger) based on a target dividend payout ratio of 75% of projected cash available for distribution, or CAD. There is no plan to change the current dividend at GOV or SIR prior to closing. RMR has agreed to waive the termination fee associated with the business management agreement and property management agreement specific to this merger transaction. RMR management has also agreed to waive their rights to accelerated vesting of the unvested shares in SIR. STRUCTURE GOV and SIR are working to consummate the merger by December 31, 2018. TIMING Office Properties Income Trust 7 The ILPT share price of $22.87 as of October 2, 2018 multiplied by 0.5025096. The actual per share amount of the SIR distribution will depend upon the trading price of ILPT at the time of distribution. The GOV share price of $10.76 as of October 2, 2018 multiplied by 1.04. The per share amount of the GOV shares received by SIR shareholders in the merger will depend upon the trading price of GOV at the closing of the merger.

TRANSACTION SEQUENCING 8 GOV ILPT SIR GOV Shareholders SIR Shareholders GOV and SIR filed a joint proxy statement/prospectus with the SEC. GOV sells its 24.9 million common shares of SIR for cash, which GOV will use to reduce outstanding debt. SEC declares the joint proxy statement/prospectus effective. GOV and SIR mail the joint proxy statement/prospectus to shareholders. Existing Ownership Structure Transaction Steps GOV and SIR hold shareholder meetings to consider the proposed merger. After GOV and SIR shareholders approve the merger, SIR distributes its 45 million common shares of ILPT to SIR shareholders as a special dividend. Merger closes, GOV changes its name to Office Properties Income Trust (Nasdaq: OPI). In a plan to further reduce leverage, OPI has identified approximately $750 million of properties to sell. 27.8% 100% 72.2% 69.2% ILPT Shareholders 30.8% Post Closing Ownership Structure OPI Shareholders ILPT Shareholders OPI ILPT 100% 100%

Eliminating cross ownership provides greater business clarity, removes the co-dependence from other companies on financial results and may result in trading multiples that are more consistent with the OPI and ILPT peer groups. Increases scale, improves diversification, better ladders the lease expiration schedule and creates a broader investment strategy for OPI. Setting the dividend to a target 75% CAD payout ratio provides OPI with greater financial flexibility. Creates a leading office REIT with quality portfolio characteristics. Places OPI on a path to reduce leverage and strengthen its credit metrics. Limited integration risk due to GOV and SIR being under the common management of RMR. The elimination of cross ownership, coupled with greater scale and attractive portfolio characteristics is expected to create a leading national office REIT focused on buildings primarily leased to single tenants and those with high credit quality characteristics like government entities. OPI SUMMARY OF ANTICIPATED KEY BENEFITS 19100 Ridgewood Parkway San Antonio, TX 618,000 Sq. ft. 9

GOV CHALLENGES & BENEFITS Current Challenges Transaction Benefits Concentration of near-term lease expirations resulting in high annual leasing capital needs. 2 High dividend payout ratio. 3 Small size, high tenant concentration and elevated leverage compared to the peer group. 4 Ownership of SIR shares complicates capital structure and financial results. 1 Extends the weighted average remaining lease term, or WALT, and better ladders the lease expiration schedule. 2 Sets the dividend to a target 75% CAD payout ratio, which provides for greater financial flexibility. 3 Increases scale and diversification, while providing a clear path to reduce leverage and strengthen credit metrics. 4 Eliminates cross-ownership, simplifies ownership structure and investment strategy while removing the co-dependence on financial results. 1 Greater tenant and geographic diversity and increased WALT, coupled with existing strong credit tenant metrics, creates a office REIT with greater scale and broader growth potential. Increased Scale and Diversity 10

ILPT is trading at a discount relative to its industrial peer group and may be undervalued in the public equity market. 3 SIR CHALLENGES & BENEFITS Current Challenges Transaction Benefits Complicated capital structure with GOV as largest shareholder and significant ILPT ownership position. Consolidation of ILPT is necessary to maintain investment grade ratings. 2 Small asset base, elevated leverage profile and high dividend payout ratio without ILPT as a consolidated subsidiary. 4 OPI and ILPT will become disentangled, which eliminates SIR’s co-dependence on ILPT’s financial results. 2 Increasing the public common share float for ILPT and eliminating SIR’s control may have a positive impact on ILPT’s trading multiple relative to its peer group. 3 Increased scale, greater diversification and a broader investment strategy, and setting the dividend to a target 75% CAD payout ratio provides for better financial flexibility. 4 11 This transaction results in the separation of the office and industrial investments from each other. OPI will have greater scale and improved tenant credit profiles, creating an office REIT with broader growth potential. Two Distinct and Improved Investments Share price is at a discount to the peer group FFO multiple. 1 SIR shareholders will receive $11.491 per share from the ILPT distribution and $11.192 per share in GOV for a total of $22.68. 1 The ILPT share price of $22.87 as of October 2, 2018 multiplied by 0.5025096. The actual per share amount of the SIR distribution will depend upon the trading price of ILPT at the time of distribution. The GOV share price of $10.76 as of October 2, 2018 multiplied by 1.04. The per share amount of the GOV shares received by SIR shareholders in the merger will depend upon the trading price of GOV at the closing of the merger.

SIGNIFICANTLY SCALING THE PORTFOLIO

(As of June 30, 2018)[1]

	GOV		SIR		OPI
Buildings	114		99		213
Square Feet (mm)	13.6		16.6		30.2
WALT	4.7		7.6		6.1
% Investment Grade Tenants[2]	75%	+	56%	▶	66%
Expiring Leases 2018 - 2021	46%		10%		29%
Number of States[3]	31		28		39
Occupancy (based on sq. ft.)	94%		90%		92%
% of Annualized Rent from Top 10 Tenants	70%		40%		46%

1. As of June 30, 2018, excluding ILPT and adjusted for 51 buildings containing 3.8 million square feet that were sold subsequent to the end of the second quarter or are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $450.3 million. See Appendix for property disposition detail. Amounts have not been adjusted for the up to $750 million of property sales to occur post merger to achieve OPI's leverage targets.
2. As of June 30, 2018. Includes: a) investment grade rated tenants; b) tenants with an investment grade rated parent entity that guarantees lease obligations; and/or c) tenants with an investment grade rated parent entity that does not guaranty the tenant's lease obligations. As of June 30, 2018, tenants contributing 60.1% of our annualized rental income were investment grade rated (or their payment obligations to us were guaranteed by an investment grade rated parent) and tenants contributing an additional 5.7% of our annualized rental income were subsidiaries of an investment grade rated parent (although these parent entities are not liable for our rents).
3. Including District of Columbia.

Office Properties Income Trust

12

OPI PORTFOLIO Clockwise from top left: 11 Dupont Circle NW, Washington, DC. 7958 South Chester St., Centennial, CO. Two Commercial Place, Norfolk, VA. 2555 Grand Blvd., Kansas City, MO. 1800 Novell Place, Provo, UT. 13

BUSINESS STRATEGY Office properties primarily in markets that have strong economic fundamentals to support growth. Properties primarily leased to single tenants. Strategic to the tenant, which may include: built-to-suit properties, corporate headquarters and buildings where tenants have invested meaningful capital. Minimum remaining lease term of seven years. Properties leased to government tenants. - Single tenant and multi-tenant. Focus on agencies that have high security needs or a mission strategic to the buildings’ location. Primarily first generation buildings where there is a reasonably high probability of renewing the tenant in place and where ongoing capital needs are expected to be modest. Investment Focus 14 1 2 3

Eliminating cross ownership provides greater business clarity, removes the co-dependence from other companies on financial results and may result in trading multiples that are more consistent with the OPI and ILPT peer groups. Increases scale, improves diversification, better ladders the lease expiration schedule and creates a broader investment strategy for OPI. Setting the dividend to a target 75% CAD payout ratio provides OPI with greater financial flexibility. Creates a leading office REIT with quality portfolio characteristics. Places OPI on a path to reduce leverage and strengthen its credit metrics. Limited integration risk due to GOV and SIR being under the common management of RMR. The elimination of cross ownership, coupled with greater scale and attractive portfolio characteristics is expected to create a leading national office REIT focused on buildings primarily leased to single tenants and those with high credit quality characteristics like government entities. OPI SUMMARY OF ANTICIPATED KEY BENEFITS 19100 Ridgewood Parkway San Antonio, TX 618,000 Sq. ft. 15

APPENDIX

PROPERTY DISPOSITION DETAIL 17 Details regarding properties sold subsequent to June 30, 2018 or expected to be sold prior to year-end 2018: Description # of Buildings Square Footage Gross Proceeds Status Hawaii Land (SIR) 1 417,610 $ 10,300,000 Sold: 8/31/18 Washington DC Office1 (GOV) 1 129,035 70,000,000 Under Agreement Metro DC Portfolio1 (GOV) 34 1,635,868 201,500,000 Under Agreement Southern VA Portfolio1 (GOV) 15 1,641,109 168,500,000 Letter of Intent Total 51 3,823,622 $ 450,300,000 Sales are subject to due diligence and customary closing conditions, so no assurance can be made that the properties will be sold for the gross proceeds indicated or at all.